

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K



REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period March 2002 File No. 0-31166

CORNER BAY SILVER INC.
(Name of Registrant)

55 University Ave., Suite 910, Toronto, Ontario, CANADA M5J 2H7
(Address of principal executive offices)

1. Interim Financial Statements for the Period Ended March 31, 2002
2. Form 27 Material Change Report dated May 20, 2002
3. Press Release dated May 21, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

CORNER BAY SILVER, INC.
(Registrant)

May 30, 2002
Date

By: 
Edward J. Badida, Chief Financial Officer

Corner Bay Silver Inc.

Third Quarter | **Interim Report**

CONSOLIDATED BALANCE SHEETS	March 31, 2002 (Unaudited)	June 30, 2001 (Audited)
ASSETS		
Current assets		
Cash and term deposits	$ 6,588,013	$ 4,022,422
Accounts receivable	339,051	176,912
Prepaid expenses and deposits	69,756	27,389
	6,996,820	4,226,723
Deposits	30,000	30,000
Investment	-	43,353
Deferred exploration expenditures	6,618,908	4,551,072
Land and equipment	83,206	96,870
	$ 13,728,934	$ 8,948,018
LIABILITIES		
Current liabilities		
Account payable and accrued liabilities	$ 317,844	$ 387,963
SHAREHOLDERS' EQUITY		
Capital stock	20,424,254	14,813,154
Contributed surplus	537,005	537,005
Deficit	(7,550,169)	(6,790,104)
	13,411,090	8,560,055
	$ 13,728,934	$ 8,948,018

Corner Bay Silver Inc.

Third Quarter **Interim Report**

CONSOLIDATED STATEMENTS OF OPERATION AND DEFICIT (UNAUDITED)

	Three months ended March 31		Nine months ended March 31	
	2002	**2001**	**2002**	**2001**
Revenue				
Interest	$ 15,665	$ 60,014	$ 65,404	$ 83,452
Other income	124,134	40,700	197,135	76,500
	139,799	100,714	262,539	159,952
Expenses				
General and administrative	511,015	139,112	1,008,940	627,654
Amortization	4,555	4,745	13,664	14,381
	515,570	143,857	1,022,604	642,035
Net loss for the period	375,771	43,143	760,065	482,083
Deficit, beginning of period	7,174,398	6,161,173	6,790,104	5,722,233
Deficit, end of period	$ 7,550,169	$ 6,204,316	$ 7,550,169	$ 6,204,316
Loss per Share	$ 0.03	$ 0.00	$ 0.05	$ 0.03

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31		Nine months ended March 31	
	2002	**2001**	**2002**	**2001**
Cash provided by (used in):				
Operating activities				
Net loss for period	$ (375,771)	$ (43,143)	$ (760,065)	$ (482,083)
Amortization	4,555	4,745	13,664	14,381
Gain on disposal of investment	(5,805)	-	(5,805)	-
	(377,021)	(38,398)	(752,206)	(467,702)
Net change in non-cash working capital balances related to operations	(89,820)	(85,551)	(274,624)	(156,888)
	(466,841)	(123,949)	(1,026,830)	(624,590)
Investment activities				
Deferred exploration expenditures	(652,557)	(418,034)	(2,067,836)	(882,309)
Proceeds on disposal of investment	49,158	-	49,158	-
	(603,399)	(418,034)	(2,018,678)	(882,309)
Financing activities				
Issuance of common stock	5,260,251	45,001	5,611,100	5,026,342
Increase (decrease) in cash and term deposits during the period	4,190,011	(496,982)	2,565,592	3,519,443
Cash and term deposits-beginning of period	2,398,003	4,945,577	4,022,422	929,152
Cash and term deposits-end of period	$ 6,588,014	$ 4,448,595	$ 6,588,014	$ 4,448,595

Corner Bay Silver Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002 (Unaudited)

1. Basis of Presentation

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with the Company's audited financial statements included in the Annual Report for the year ended June 30, 2001.

The accounting policies and methods of application are consistent with those used in the 2001 audited financial statements.

2. Capital Stock

As of March 31, 2002, the Company has 18,146,109 Common Shares issued and outstanding and 1,820,000 Share Purchase Options outstanding exercisable at prices ranging from $1.75 to $3.00 per Common Share. If all Common Share Purchase Options had been exercised on March 31, 2002, the Company would have 19,966,109 Common Shares issued.

3. Difference between Canadian and United States Generally Accepted Accounting Principles (GAAP)

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). These principle measurement differences on the Company's consolidated financial statements are described in Note 11 of the Company's audited financial statements included in the Annual Report for the year ended June 30, 2001

Peter Mordaunt, Chairman and President
May 29, 2002

FORM 27

MATERIAL CHANGE REPORT

Subsection 75(2) of the **Securities Act** (Ontario);
Subsection 118(1) of the **Securities Act** (Alberta);
Subsection 85(1)(6) of the **Securities Act** (British Columbia);
Subsection 84(1) of the **Securities Act** 1988 (Saskatchewan) - Form 25;
Section 73 of the **Securities Act** (Quebec).

ITEM 1. *REPORTING ISSUER*

Corner Bay Silver Inc. (the "**Company**")
55 University Avenue
Suite 910
Toronto, Ontario
M5J 2H7

ITEM 2. *DATE OF MATERIAL CHANGE*

May 20, 2002

ITEM 3. *PRESS RELEASE*

A press release was issued by the Company on May 21, 2002 at Toronto, Ontario and distributed through the facilities of BCE - Emergis.

ITEM 4. *SUMMARY OF MATERIAL CHANGE*

The Company and Pan American Silver Corp. ("Pan American") announced that they have entered into an agreement whereby Pan American will acquire all of the issued and outstanding common shares of the Company pursuant to a plan of arrangement. Under the terms of the arrangement, each common share of the Company will be exchanged for 0.54 common shares of Pan American. In addition one share of a newly formed exploration company, of which Pan American will own 9.99 percent, will be issued for every four common shares of the Company held by existing shareholders. The Company's Chairman and President, Peter Mordaunt will join Pan American's Board of Directors.

ITEM 5. *FULL DESCRIPTION OF MATERIAL CHANGE*

The Company and Pan American announced that they have entered into an agreement whereby Pan American will acquire all of the issued and outstanding common shares of the Company pursuant to a plan of arrangement.

Under the terms of the plan of arrangement, each common share of the Company will be exchanged for 0.54 common shares of Pan American. In addition one common share of a newly formed exploration company ("**ExploreCo**") will be issued for every four common shares of the Company held by existing shareholders. Pan American would own 9.99 percent of ExploreCo and would have the option to acquire, under certain conditions, any future silver discoveries made by ExploreCo. ExploreCo will be capitalized with approximately CdnS5.0 million of the Company's existing working capital. In addition, under the terms of the arrangement, Mr. Mordaunt will join the Board of Directors of Pan American.

The Board of Directors of each company has unanimously approved the transaction, which is subject to negotiating and executing a definitive agreement, due diligence, receipt of fairness opinions, and regulatory and shareholder approvals. Certain significant shareholders of the Company, holding approximately 16 percent of the Company's common shares, have agreed to enter into support agreements with Pan American under which they would vote their shares in favor of the transaction. If the Company terminates the transaction and enters into another acquisition transaction, then Pan American would receive a break fee of CdnS5.3 million.

Approximately one million of the approximately two million outstanding options to purchase common shares of the Company (the "**Corner Bay Options**") may be exchanged, subject to regulatory approval, for replacement options (the "**Replacement Options**") to purchase common shares of Pan American on the basis of one Replacement Option for every 1.85 Corner Bay Options. Each such Replacement Option will have an exercise price equal to 1.85 times the exercise price of the Corner Bay Option in respect of which such Replacement Option was exchanged.

ITEM 6. *CONFIDENTIALITY OF INFORMATION*

This report is not being filed on a confidential basis.

ITEM 7. *OMITTED INFORMATION*

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. *SENIOR OFFICERS*

For Further information, please contact:

Name: Steve Brunelle
Office: Vice President and Corporate Secretary
Telephone: (416) 368-6240

ITEM 9. *STATEMENT OF SENIOR OFFICER*

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this ____ day of May, 2002.

(S) STEVE BRUNELLE
Signature of a senior officer of the reporting issuer

Steve Brunelle, Vice President and Corporate Secretary



Pan American
SILVER CORP.


SILVER

May 21, 2002

Pan American will host a conference call on Tuesday, May 21st at 11:00 a.m. Pacific time (2:00 p.m. Eastern time) to discuss the planned merger with Corner Bay Silver. To participate in the call, dial 1-416-695-5801 five minutes before the start time. To listen to a playback of the call after it has ended, dial 1-416-695-5800 and enter the pass code 1172916. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at http://www.q1234.com.

PAN AMERICAN SILVER AND CORNER BAY SILVER TO MERGE

Vancouver, British Columbia and Toronto, Ontario...Pan American Silver Corp. (Nasdaq – PAAS; Toronto – PAA) and Corner Bay Silver Inc. (Toronto – BAY) are pleased to announce that they have entered into an agreement whereby Pan American will acquire all of the issued and outstanding shares of Corner Bay pursuant to a plan of arrangement. The transaction will combine Pan American's strong silver production and operational experience with Corner Bay's proven exploration success that has resulted in the discovery of the Alamo Dorado silver-gold deposit, its principal asset.

Under the arrangement, each common share of Corner Bay will be exchanged for 0.54 common shares of Pan American plus 0.25 shares of a newly formed exploration company ("ExploreCo"). Peter Mordaunt, Corner Bay's Chairman and President, would join the Board of Pan American. Pan American would own 9.99 percent of ExploreCo and would have the option to acquire, under certain conditions, any future silver discoveries made by it. ExploreCo would be capitalized with approximately US$3 million (C$5.0 million) of Corner Bay's existing cash and would give Pan American's and Corner Bay's shareholders continuing participation in future exploration under the leadership of Mr. Mordaunt.

The Board of Directors of each company has unanimously approved the transaction, which is subject to due diligence, receipt of fairness opinions, and regulatory and shareholder approvals. Certain significant shareholders of Corner Bay, holding approximately 16.4 percent of Corner Bay's shares, have agreed to enter into support agreements with Pan American under which they would vote their shares in favor of the transaction. If Corner Bay terminates the transaction and enters into another acquisition transaction, Pan American would receive a break fee of approximately US$3.4 million (C$5.3 million).

Corner Bay currently has 20.7 million shares outstanding on a fully diluted basis, including approximately 2 million share purchase options (approximately 1 million of which may be exchanged for options in Pan American). Pan American currently has 41.5 million shares outstanding (45 million fully diluted) and would issue approximately 11 million shares to complete the transaction. The merger ratio represents a 53 percent premium over Corner Bay's May 17th closing share price.

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 TEL 604.684.1175 FAX 604.684.0147
www.panamericansilver.com
910–55 UNIVERSITY AVE, TORONTO, ON CANADA M5J 2H7 TEL 416.368.6240 FAX 416.368.7141
www.cornerbaysilver.com

The Alamo Dorado deposit is a grassroots exploration discovery made by Corner Bay in 1997. Corner Bay holds a right to earn a 100 percent interest, with no royalties, in the project located in Sonora State, Mexico. Corner Bay previously disclosed reserves (calculated at per ounce prices of $5.28 silver and $300 gold) of 50 million tonnes of ore grading 63.8 grams of silver per tonne and 0.23 grams of gold per tonne for the Alamo Dorado deposit (qualified person – MINTEC, Inc., Sept. 2000 Pre-feasibility Study) containing approximately 103 million ounces of silver and 371,000 ounces of gold. Corner Bay is currently awaiting completion of a feasibility study on the Alamo Dorado deposit by AMEC Simons Mining and Metals, a well-known independent engineering consulting firm. The ongoing feasibility study will be subject to review by Pan American prior to completion. The Alamo Dorado project is located in the western foothills of the Sierra Madres and occupies a ridge top, making it ideal for low strip ratio, open pit mining. Additional mineral resources in the deposit and ample exploration targets on the 5,370-hectare (13,400 acre) project could significantly expand the project's resource base.

Peter Mordaunt, Corner Bay's Chairman and President stated, "Rarely does the combination of two companies have such a natural synergy to instantly create additional shareholder value. There is no question the merger will create a leading primary silver producer and silver investment. Our shareholders along with Pan American's shareholders should be as optimistic about the future of the "new" Pan American as management and the Boards of both of these companies are."

Pan American Silver now operates three wholly owned mines in Latin America with expected production of 8.5 million ounces of silver this year, growing to an annual rate of over 11 million ounces in 2003 with the planned expansion of the La Colorada mine, also located in Mexico.

Pan American's Chairman and CEO, Ross Beaty said, "I congratulate Peter on the excellent job Corner Bay has done in discovering Alamo Dorado and enhancing its value. This deposit fits Pan American like a glove and creates exceptional value for Pan American's shareholders. This transaction increases our Latin American reserves by almost 70 percent and is expected to increase our near-term silver production by more than 50 percent. In addition, over 75 percent of Alamo Dorado's value comes from silver, so it will also accentuate our existing silver purity. This acquisition will boost our silver reserves and resources to over 739 million ounces, and with Alamo Dorado in our development pipeline, Pan American's near-term annual silver production should reach 20 million ounces."

- End -

Ross Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175
Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American/Corner Bay's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American/Corner Bay's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F and Corner Bay's Form 20-F.



Pan American
S I L V E R C O R P.


CB
SILVER

May 21, 2002

Pan American will host a conference call on Tuesday, May 21st at 11:00 a.m. Pacific time (2:00 p.m. Eastern time) to discuss the planned merger with Corner Bay Silver. To participate in the call, dial 1-416-695-5801 five minutes before the start time. To listen to a playback of the call after it has ended, dial 1-416-695-5800 and enter the pass code 1172916. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at http://www.q1234.com.

PAN AMERICAN SILVER AND CORNER BAY SILVER TO MERGE

Vancouver, British Columbia and Toronto, Ontario...Pan American Silver Corp. (Nasdaq – PAAS; Toronto – PAA) and Corner Bay Silver Inc. (Toronto – BAY) are pleased to announce that they have entered into an agreement whereby Pan American will acquire all of the issued and outstanding shares of Corner Bay pursuant to a plan of arrangement. The transaction will combine Pan American's strong silver production and operational experience with Corner Bay's proven exploration success that has resulted in the discovery of the Alamo Dorado silver-gold deposit, its principal asset.

Under the arrangement, each common share of Corner Bay will be exchanged for 0.54 common shares of Pan American plus 0.25 shares of a newly formed exploration company ("ExploreCo"). Peter Mordaunt, Corner Bay's Chairman and President, would join the Board of Pan American. Pan American would own 9.99 percent of ExploreCo and would have the option to acquire, under certain conditions, any future silver discoveries made by it. ExploreCo would be capitalized with approximately US$3 million (C$5.0 million) of Corner Bay's existing cash and would give Pan American's and Corner Bay's shareholders continuing participation in future exploration under the leadership of Mr. Mordaunt.

The Board of Directors of each company has unanimously approved the transaction, which is subject to due diligence, receipt of fairness opinions, and regulatory and shareholder approvals. Certain significant shareholders of Corner Bay, holding approximately 16.4 percent of Corner Bay's shares, have agreed to enter into support agreements with Pan American under which they would vote their shares in favor of the transaction. If Corner Bay terminates the transaction and enters into another acquisition transaction, Pan American would receive a break fee of approximately US$3.4 million (C$5.3 million).

Corner Bay currently has 20.7 million shares outstanding on a fully diluted basis, including approximately 2 million share purchase options (approximately 1 million of which may be exchanged for options in Pan American). Pan American currently has 41.5 million shares outstanding (45 million fully diluted) and would issue approximately 11 million shares to complete the transaction. The merger ratio represents a 53 percent premium over Corner Bay's May 17th closing share price.

The Alamo Dorado deposit is a grassroots exploration discovery made by Corner Bay in 1997. Corner Bay holds a right to earn a 100 percent interest, with no royalties, in the project

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 TEL 604.684.1175 FAX 604.684.0147
www.panamericansilver.com
910–55 UNIVERSITY AVE, TORONTO, ON CANADA M5J 2H7 TEL 416.368.6240 FAX 416.368.7141
www.cornerbaysilver.com

located in Sonora State, Mexico. Corner Bay previously disclosed reserves (calculated at per ounce prices of $5.28 silver and $300 gold) of 50 million tonnes of ore grading 63.8 grams of silver-per tonne and 0.23 grams of gold per tonne for the Alamo Dorado deposit (qualified person – MINTEC, Inc., Sept. 2000 Pre-feasibility Study) containing approximately 103 million ounces of silver and 371,000 ounces of gold. Corner Bay is currently awaiting completion of a feasibility study on the Alamo Dorado deposit by AMEC Simons Mining and Metals, a well-known independent engineering consulting firm. The ongoing feasibility study will be subject to review by Pan American prior to completion. The Alamo Dorado project is located in the western foothills of the Sierra Madres and occupies a ridge top, making it ideal for low strip ratio, open pit mining. Additional mineral resources in the deposit and ample exploration targets on the 5,370-hectare (13,400 acre) project could significantly expand the project's resource base.

Peter Mordaunt, Corner Bay's Chairman and President stated, "Rarely does the combination of two companies have such a natural synergy to instantly create additional shareholder value. There is no question the merger will create a leading primary silver producer and silver investment. Our shareholders along with Pan American's shareholders should be as optimistic about the future of the "new" Pan American as management and the Boards of both of these companies are."

Pan American Silver now operates three wholly owned mines in Latin America with expected production of 8.5 million ounces of silver this year, growing to an annual rate of over 11 million ounces in 2003 with the planned expansion of the La Colorada mine, also located in Mexico.

Pan American's Chairman and CEO, Ross Beaty said, "I congratulate Peter on the excellent job Corner Bay has done in discovering Alamo Dorado and enhancing its value. This deposit fits Pan American like a glove and creates exceptional value for Pan American's shareholders. This transaction increases our Latin American reserves by almost 70 percent and is expected to increase our near-term silver production by more than 50 percent. In addition, over 75 percent of Alamo Dorado's value comes from silver, so it will also accentuate our existing silver purity. This acquisition will boost our silver reserves and resources to over 739 million ounces, and with Alamo Dorado in our development pipeline, Pan American's near-term annual silver production should reach 20 million ounces."

- End -

Ross Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175
Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American/Corner Bay's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American/Corner Bay's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F and Corner Bay's Form 20-F.